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Attn:                    Ronald E. Alper, Staff Attorney

Re:                             USA Compression Partners, LP
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-174803
Filed November 18, 2011

Ladies and Gentlemen:

Set forth below is the response of USA Compression Partners, LP, a Delaware limited partnership (the “Partnership”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 5, 2012 with respect to the above referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  For your convenience, four copies of this letter, as well as four copies of Amendment No. 4 marked to show all changes made since the filing of Amendment No. 3 to the Registration Statement, will be hand delivered to your offices.

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 4, unless otherwise indicated.  The response in this letter is based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

Our Cash Distribution Policy and Restrictions on Distributions, page 47

Assumptions and Considerations, page 55

Selling, general and administrative expense, page 57

1.                                     You state on page 125 that in connection with the closing of this offering, the general partner intends to adopt a 2011 Long-Term Incentive Plan, or LTIP, primarily for the benefit of your subsidiaries and your general partner’s eligible officers, employees and directors.  We assume that you have not included any expense related to these possible LTIP awards since no final decision has been made.  If our assumption is correct, please disclose this as one of your assumptions underlying your forecasted amount of operating and administrative expenses so that investors may better understand how a decision on this matter may impact your estimated cash distributions.

Response:  The Partnership has revised the disclosure in Amendment No. 4 on page 57 to clarify that expenses related to awards under the LTIP have not been included in the Partnership’s forecasted amount of selling, general and administrative expense.

Please do not hesitate to contact me by telephone at (713) 546-7459 or by fax at (713) 546-5401 or Sean T. Wheeler by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson
of Latham & Watkins LLP

cc:                                J. Gregory Holloway, USA Compression Partners, LP

Sean T. Wheeler, Latham & Watkins LLP

Mike Rosenwasser, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.